Exhibit 99.3

Webuy Global Limited Reports 62% Increase in Revenue to $24.4 Million for the First Half of 2023

Achieves over 1000% increase in travel services and
more than 200% increase in sales of groceries in Indonesia

Completes recent IPO for gross proceeds of $15.2 million,
expected to fund accelerated growth across Southeast Asia

Singapore – December 7, 2023 – Webuy Global Ltd (Nasdaq: WBUY) (“Webuy” or the “Company”), a Southeast Asian community e-commerce retailer, today provided a business update and announced interim financial results for the six months ended June 30, 2023 (“1H 2023”).

Vincent Xue Bin, Chief Executive Officer and Co-Founder of Webuy Global stated, “I am pleased to report we achieved a. 62.4% increase in revenue, totaling $24.4 million for the first half of 2023, compared to the same period last year. The revenue growth was primarily driven by a 208% increase in sales of groceries in Indonesia through our platform, reaching $13.7 million for the first half of 2023. This achievement follows our re-entry into the market after the cross-border opening in 2022, post-COVID-19. Furthermore, our expanding presence in Indonesia has also resulted in a significant influx of offline bulk purchase orders, underscoring the growing demand for our offerings in the region.”

“Our strategy of introducing new travel services has proven highly effective, evidenced by a 1026% surge in revenue. In the first half of 2022, we generated approximately $0.5 million from our existing services in Singapore. Building on this achievement, in the first half of 2023, our foray into new travel services propelled revenues to approximately $5.4 million, highlighting the extraordinary growth driven by the success of our strategy. It is also important to note we achieved these results in the first half of the year, which historically has been a slower travel season.”

“We recently completed an initial public offering for aggregate gross proceeds of approximately $15.2 million, with a concurrent listing to the NASDAQ. We believe our listing on a major U.S. exchange provides us increased visibility and the opportunity to attract a broad investor base. We are focused on achieving global reach for our social e-commerce community platform, which currently operates in just Singapore and Indonesia. This financing empowers us to not just grow our e-commerce community platform in Singapore and Indonesia but also strengthen our IT capabilities for data analytics, allowing us to gain deeper insights into our customers and offer them tailored product recommendations. We also continue to make strategic investments aimed at further enhancing the user experience, as well as expanding the capabilities and scope of our platform in order to attract additional customers and suppliers.”

“We remain committed to our mission of transforming the e-commerce model into a community-driven experience for consumers. Specifically, we are bringing greater efficiency to the traditional supply chain process through the elimination of intermediaries. We conduct our “group buy” purchases through both our Webuy mobile app, as well as through various social networking channels, such as WhatsApp, WeChat, as well as our own proprietary app. In each instance, a Group Leader is assigned to each community group, based on geographic location, to place orders on a consolidated bulk purchase basis. We are able to achieve competitive prices for our customers similar to a group purchase and bulk order, without having to undertake bulk purchases individually, through a community-centric approach. Moreover, we are leveraging our growing customer base and brand recognition to expand into other products and services such as tours, travel packages, food delivery services and e-vouchers. Overall, we are highly encouraged by the outlook for business and look forward to announcing additional developments as we focus our foothold within large and underserved Southeast Asian markets.”

Financial Results

Total revenue increased by 62.4% to approximately $24.4 million for the six months ended June 30, 2023 from approximately $15.03 million for the six months ended June 30, 2022. The increase was mainly attributable to the rapid growth of grocery sales in Indonesia. In addition, revenues from selling packaged tours and related products in Singapore, a new business launched in January 2022, was approximately $5.37 million for the six months ended June 30, 2023, compared to $0.48 million for the same period last year.

The gross profit for the first six months of 2023 amounted to approximately $0.73 million, marking a decrease from the approximately $1.12 million gross profit recorded during the same period in 2022. This reduction in gross profit was primarily attributable to the implementation of promotional discounts aimed at enticing more users to join and engage with the platform.

For the six months ending on June 30, 2023, the Company reported a net loss of approximately $3.67 million, an improvement from the net loss of approximately $4.19 million during the same period in 2022. This reduction in net loss was primarily attributable to effective cost-control measures, resulting in a decrease of approximately $1.08 million, or 19.2%, in total operating expenses.

About Webuy Global Ltd

The Company’s mission is to make social shopping a new lifestyle for consumers and to empower consumers’ purchases with an efficient, cost-saving purchasing model. Webuy is committed to developing a community-oriented e-commerce platform in the Southeast Asia region and transforming the e-commerce model into a community-driven experience for consumers.

The Company’s innovative ‘group buy’ business model is set to revolutionize traditional shopping practices, offering substantial cost savings to customers through a community-centric approach. This approach, akin to group purchases and bulk orders, simplifies the process for customers, eliminating the need for individual bulk purchases. Furthermore, the business model streamlines the traditional supply chain by minimizing the involvement of intermediaries, thereby offering a more direct “farm-to-table” supply model. Additional information about the Company is available at http://webuy.global/

Forward-Looking Statements

This press release contains forward-looking statements regarding the Company’s current expectations. These forward-looking statements include, without limitation, references to the Company’s expectations regarding the anticipated use of net proceeds from the offering. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Factors that could cause actual results to differ include, but are not limited to, risks and uncertainties related to the satisfaction of customary closing conditions related to the public offering, or factors that result in changes to the Company’s anticipated use of proceeds. These and other risks and uncertainties are described more fully in the section captioned “Risk Factors” in the Company’s Registration Statement on Form S-1 related to the public offering (SEC File No. File No. 333-271604). Forward-looking statements contained in this announcement are made as of this date, and the Company undertakes no duty to update such information except as required under applicable law.

Contact:

Crescendo Communications, LLC

Tel: 212-671-1020

Email: wbuy@crescendo-ir.com